NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Nina Gordon T: 305.373.9426 Nina.Gordon@nelsonmullins.com	2 South Biscayne Blvd. Miami, FL 33131 T: 305.373.9426 F: 305.373.9443 nelsonmullins.com

May 27, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Christopher Wall Eric Envall William Schroeder John Spitz

RE:	Northern Lights Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Filed April 15, 2022 File No. 001-40524

Ladies and Gentlemen:

On behalf of Northern Lights Acquisition Corp. (the “Company”), we are hereby responding to the letter dated May 12, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 15, 2022 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Proxy Statement, the Company is submitting its amended Preliminary Proxy Statement (the “Amended Proxy Statement) with the Commission today. The Amended Proxy Statement reflects revisions to address the Staff’s comments, as indicated below, as well as other updates, including the addition of financial statements and information for the first quarter of 2022.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Proxy Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

General

1.            Please revise to include the Amended and Restated Account Services Agreement, the Amended and Restated Support Services Agreement, and the Loan Servicing Agreement with Partner Colorado Credit Union (“PCCU”) as Annexes in your next filing amendment.

Response: The Company has addressed your comment. Please see the Table of Contents and Annexes H, I, and J of the Amended Proxy Statement.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York

North Carolina | South Carolina | Tennessee | West Virginia

May 27, 2022

Cover Page

2.            Please revise your Dear Stockholder letter to clearly indicate that following the Business Combination you will be a controlled company and identify the parties that will control Safe Harbor Financial.

Response: The Company has addressed your comment. Please see the “Dear Stockholder” letter on page 2 of the Amended Proxy Statement.

Frequently Used Terms

“Pipe Investors”, page 9

3.            Please revise to clearly disclose if the PIPE Investors are third parties or associated with any of the pre-combination entities, including the Sponsor or the Company’s directors, officers or their affiliates.

Response: The Company has addressed your comment. Please see the Frequently Used Terms on page 9 of the Amended Proxy Statement.

Summary of the Proxy Statement

Amended and Restated Account Servicing Agreement, page 33

4.            We note your disclosure on page 33 that the Amended and Restated Account Servicing Agreement will terminate within 60 days if Safe Harbor Financial (SHF) no longer qualifies as a “credit union service organization” (CUSO). Please revise to clarify if SHF is currently structured as a CUSO and will be structured as a CUSO after the business combination. If applicable, please revise to file as an Annex the legal opinion obtained by PCCU that indicates that SHF qualifies as a CUSO. Please refer to National Credit Union Administration (NCUA) regulations Part 712.

Response: Please note that the Company has been advised by SHF’s counsel that, although SHF currently qualifies as a CUSO, SHF will no longer be treated as a CUSO by the applicable regulators after the closing of the Business Combination. The Company received this guidance following the filing of the Proxy Statement. To correct this ambiguity, on May 23, 2022, SHF and PCCU entered into the Second Amended and Restated Account Servicing Agreement, which amends and restates the Amended and Restated Account Servicing Agreement to remove the cited provision providing for the termination of the agreement should SHF no longer qualify as a CUSO. A comparable change was also made to the Amended and Restated Support Services Agreement. The Company has revised the disclosures in the Proxy Statement to reflect the amended terms of both of these agreements. Please see pages 33 and 188 and Annexes H and I of the Amended Proxy Statement.

Loan Servicing Agreement, page 34

5.            We note your disclosure on page 34 that SHF has agreed to indemnify PCCU from all claims related to SHF’s cannabis-related business, including but not limited to default related loan losses as defined in the Loan Servicing Agreement. Please revise your filing to discuss how management will monitor and evaluate the performance and credit quality of these loans to ensure that expected loan losses will be timely recognized in your financial statements.

May 27, 2022

Response: The Company has addressed your comment. Please see page 34 of the Amended Proxy Statement.

6.            Please revise to disclose the accounting policy related to your agreement to indemnify PCCU from all claims related to SHF’s cannabis-related business, including but not limited to default-related loan losses as defined in the Loan Servicing Agreement and disclose the specific authoritative guidance you relied upon in support of your accounting.

Response: The Company has addressed your comment. Please see page 34 of the Amended Proxy Statement.

Organizational Structure, page 34

7.            Please revise the graphic on page 35 to use a similar graphic that you used on page 34 as opposed to a pie chart. In addition, this new graphic should, if accurate, refer to “SHF Holding Co., LLC” as the owner of 34.6% of the post-combination company as opposed to “Existing SHF Shareholders.” Also indicate who has ownership interests in SHF Holding Co. LLC following the Business Combination. This graphic should also indicate indicating that SHF will be a controlled company post-combination noting which of these ownership interests are controlled by PCCU or other shareholders. If there are differences between the amount of voting power and economic interests that are held by each entity, please note that as well.

Response: The Company has addressed your comment on page 35 of the Amended Proxy Statement by adding a second graphic similar to the first but reflecting the post-closing structure and ownership, including the post-closing ownership of SHF Holding Co. LLC. There are no differences between voting power and economic interests. As requested, the Company has added disclosure that it may be a controlled company under the Nasdaq rules after the closing.

Impact of the Business Combination on the Company’s Public Float, page 35

8.            Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company has addressed your comment. Please see page 36 of the Amended Proxy Statement.

Accounting Treatment, page 38

9.            Please tell us and revise your filing to discuss how you determined SHF’s former owners will retain control of the combined company after the transaction and that SHF is the accounting acquirer. In your response, please tell us how you considered the guidance in ASC 805-10-55-12 and 55-13 when identifying the accounting acquirer and also include consideration of the “no redemption” and “maximum redemption” scenarios as disclosed on page 36.

May 27, 2022

Response: We have incorporated the discussion below on pages 38 and 39 of the Amended Proxy Statement in response to your comment.

Accounting Treatment

The Business Combination will be treated as a reverse recapitalization in conformity with GAAP as SHF’s former owner will retain control of the post-combination company after the transaction. Under this method of accounting, SHF will be the accounting acquirer (legal acquiree) and the Company will be deemed the accounting acquiree (legal acquirer) for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the post-combination company will represent a continuation of the financial statements of SHF with the proposed transaction being treated as the equivalent of SHF issuing stock for the net assets of the Company, accompanied by a recapitalization. The net assets of SHF will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the closing of the Business Combination will be those of SHF.

When assessing the accounting acquirer, we have utilized the guidance in ASC 805 Business Combinations. Specifically, we have utilized the guidance in paragraphs ASC 805-10-55-12 and ASC 805-10-55-13 which provides criteria to consider when assessing the acquirer in a business combination effected primarily by exchanging equity interests. The following table demonstrates the results of this assessment.

Criteria	Factor Favoring which Party	Comments
The relative voting rights in the post-combination company after the business combination.	SHF’s owner	Each share of Class A Stock will have equal voting rights. Post transaction, SHF’s owner will be largest stockholder and therefore hold the largest individual block of voting rights. Shares of the Company’s Series A Convertible Preferred Stock will not have voting rights until conversion to Class A Stock.
The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the post-combination company.	SHF’s owner	PCCU will be single largest owner post transaction. Refer to the below table of ownership of Class A Stock under both the No Redemption and Maximum Redemption scenarios. The table excludes shares of the Company’s Series A Convertible Preferred Stock.
The composition of the governing body of the post-combination company.	Neither	The post-combination company’s board of directors will initially consist of seven members with four members being independent. Three of the directors will be nominated by PCCU, two of which are required to be independent. One will be nominated jointly by the Sponsor and PCCU and will be independent. Three will be nominated by the Sponsor.
The composition of the senior management of the post-combination company.	SHF’s owner	Senior management of the post-combination company will primarily be existing SHF employees. The current Chief Executive Officer of SHF will be the Chief Executive Officer of the post-combination company with the existing Vice Presidents of SHF continuing their roles post transaction. It is anticipated that the Chief Financial Officer of the Company will become the Chief Financial Officer of the post-combination company.
The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interest of the other combining entity or entities.	The Company	Considered less significant because the acquiring entity is not a public company and the fair value of the equity instruments is less objectively determinable. SHF’s owner, PCCU, is receiving a premium above SHF’s net assets.
The acquirer is the combining entity whose relative size (measured in, for example, assets, revenue, or earnings) is significantly larger than that of the other combining entity or entities	SHF’s owner	SHF has significant revenue whereas the Company is a blank check company with no revenue. When excluding the Company’s restricted cash in trust, SHF has significantly higher assets and net working capital.

May 27, 2022

The table below schedule demonstrates pro-rata ownership based on voting rights under a no redemption scenario and maximum redemption scenario. We have excluded the PIPE Investors from this table because the PIPE Shares/Preferred Stock will not have voting rights until converted to Class A Stock.

	No Redemption Scenario	Maximum Redemption Scenario
The Company’s public stockholders	42.7%	10.0%
NL Restricted Stockholders	15.0%	20.7%
Seller/SHF’s owner	42.3%	69.3%
	100%	100%

Regulatory Matters, page 43

10.          We note your disclosure that there are no material regulatory approvals or actions required other than those involving Hart-Scott-Rodino Antitrust Improvements Act of 1976. Please tell us how you concluded that there was no regulatory interest in this business combination from money servicing business regulators, Colorado or federal credit unions regulators, bank holding company regulators, or other similar regulatory bodies.

Response: Based on guidance provided by SHF’s counsel after consultation with the Colorado Division of Financial Services, (the “DFS”) which is PCCU’s primary regulator, and our confirmatory analyses, the Company’s understanding is that approval of the DFS is not required in connection with the Business Combination, nor is approval required under the rules of the National Credit Union Administration. SHF is not currently regulated by any other regulator.

Unaudited Pro Forma Condensed Combined Financial Information Note 2. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2021, page 57

11.          We note adjustment 7 to the pro forma balance sheet on page 58 includes a deferred tax asset (DTA) of $41.4 million related to “Amortization-Goodwill.” Please tell us the authoritative accounting guidance you relied upon in support of the recognition of this DTA as we note no goodwill recognized as part of the reverse recapitalization.

May 27, 2022

Response: The proposed transaction is an acquisition of 100% of the limited liability company interests of SHF. SHF is classified as a disregarded entity for U.S. tax purposes, as it has a single owner and has not made an entity classification election to change from its default classification. Since SHF is disregarded for income tax purposes, SHF’s assets and liabilities are viewed as a branch or division of the owner (see IRS Treas. Reg. Sec. 301.7701-2). As such, a purchase of SHF’s limited liability company interests will be treated as an asset purchase for U.S. tax purposes, absent a provision causing the asset purchase to be non-taxable. We do not identify such a provision to be available – notably the purchase of limited liability company interests, which is partially in exchange for shares of Company’s Class A Common Stock, is not anticipated to qualify as a tax-free contribution to capital under IRC Sec. 351 due to failure to meet the control test under IRC Sec. 351(a). There is no purchase accounting recorded because, for financial accounting purposes, the transaction is treated as a reverse acquisition and recapitalization under ASC 805-50. Because of this treatment, there is no reported increase in assets for financial accounting purposes while the tax basis created in the taxable asset purchase results in tax basis in excess of book basis. This excess is largely anticipated to be goodwill and other intangibles for tax purposes only. A deferred tax asset is reported for this excess of tax over book intangible basis, with an offset to capital per ASC 740-20-45-11(g).

Risk Factors, page 62

12.          Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company has addressed your comment. Please see page 88 of the Amended Proxy Statement.

Risks Related to SHF’s Business and the Post-Combination Company, page 62

13.          We note your disclosure that all of SHF’s customer deposits are currently held at PCCU. Please provide additional disclosure regarding the potential risks to SHF’s business if PCCU terminates or seeks to modify the terms of your Support Services Agreement or Account Servicing Agreement. Please also clarify the risk factor below to indicate approximately what percentage of your lending comes from PCCU.

Response: The Company has addressed your comment. Please see page 64 of the Amended Proxy Statement.

14.          Please clarify whether the maximum amount of loans that PCCU may make is capped by reference to the amount of both PCCU’s net worth and the total CRB deposits, or whether the maximum amount of loans is either 1.3125x PCCU’s net worth for secured loans/1.142x for unsecured loans or 65% of total deposits.

Response: The Company has addressed your comment. Please see page 65 of the Amended Proxy Statement.

15.          Please include a separately captioned risk factor to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company has addressed your comment. Please see pages 79 and 80 of the Amended Proxy Statement.

May 27, 2022

SHF provides services to businesses in the state licensed cannabis industry..., page 64

16.          Please revise this risk factor to clearly indicate that the federal government may not change the laws with respect to cannabis in such a way that your regulatory risks may decrease.

Response: The Company has addressed your comment. Please see page 69 of the Amended Proxy Statement.

Service providers to cannabis businesses may be subject to unfavorable U.S. tax treatment, page 67

17.          Please define the MORE Act here or in your Frequently Used Terms section. In addition, please revise this risk factor to provide greater clarity on the current status of the MORE Act.

Response: The Company has addressed your comment. Please see the Frequently Used Terms on page 9 and page 72 of the Amended Proxy Statement.

Our Sponsor, certain members of our Board and our officers may have interests in the Business Combination that are different..., page 70

18.          We note your disclosure in this risk factor. Please revise it as necessary in order to ensure that you quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Also ensure that it includes the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Company has addressed your comment. Please see pages 75 and 76 of the Amended Proxy Statement.

19.          We note your disclosure that your Sponsor will lose their entire investment if your initial business combination is not consummated. Please expand this disclosure to discuss that your Sponsor will benefit from completing the business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

May 27, 2022

Response: The Company has addressed your comment. Please see page 77 of the Amended Proxy Statement.

Risks Related to the Business Combination, page 70

20.          We note your disclosure at the beginning of page 89 of the identification of a material weakness related to the classification of your Class A common stock, which resulted in your conclusion that your internal control over financial reporting was not effective as of September 20, 2021. Please revise your filing to disclose management’s evaluation of the effectiveness of both your internal control over financial reporting and disclosure controls and procedures as of December 31, 2021 as it doesn’t appear the evaluations for this period were included in your Form 10-K for December 31, 2021, which is incorporated by reference into this filing, as disclosed on page 209.

Response: The Company has addressed your comment. Please see page 96 of the Amended Proxy Statement.

Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules..., page 84

21.          We note your disclosure here that you “are required to comply with certain SEC, Nasdaq and other legal or regulatory requirements of businesses providing financial services.” Please expand this risk factor to identify the applicable legal or regulatory requirements of businesses providing financial services. In addition, please expand your Regulatory Matters sections to discuss those laws and regulations in greater detail.

Response: The Company has revised the noted risk factor on page 91 of the Amended Proxy Statement to address your comment. The Company has also added expanded disclosures regarding the regulations applicable to Safe Harbor's current activities in a new section captioned "Regulation" under "Business of Safe Harbor" (see page 175).

Background of the Business Combination, page 112

22.          We note your disclosure in this section that on July 30, 2021 you executed a non-binding letter of intent that valued the business at $415 million and on September 29, 2021 your new terms valued the business at $185 million. Please revise this section in order to provide more detail as to the factors and reasonings that led to the notable decrease in valuation over a relatively short period of time. Please identify any resources or parties that you consulted with in order to come to this new valuation.

Response: The Company has addressed your comment. Please see page 121 of the Amended Proxy Statement.

Business of Safe Harbor Financial, page 155

23.          Please provide context and support for the statements on page 156 that Safe Harbor provides the “highest level of monitoring and validation” and has processed over $12 billion of funds into the financial system. In your response please give greater clarity as to the customer journey to opening an account through Safe Harbor, including AML/KYC procedures.

May 27, 2022

Response: The Company has addressed your comment. Please see page 164 of the Amended Proxy Statement.

24.          Please clarify whether both annual deposits and net cash flow have grown at a CAGR of 69% from 2015 to 2021, or only annual deposits.

Response: The Company has addressed your comment. Please see page 164 of the Amended Proxy Statement, where we have clarified that only annual deposits have grown at the 69% CAGR.

25.          We note the information captioned “Regulatory Pressures” on page 161. Please revise to include a detailed description of the regulatory pressures your business faces, including identifying such regulatory bodies, and the means by which Safe Harbor meets its regulatory obligations. Please provide support for your statement that “Regulators remain uncomfortable with the unknown” or specify that this opinion is based on your own beliefs.

Response: The Company has addressed your comment. Please see page 168 of the Amended Proxy Statement.

26.          Please clarify what is meant by the statement on page 163 that “we have developed proprietary software from input gathered from all experienced banking positions.” Please provide further detail on your proprietary software and how it impacts the company’s operations.

Response: The Company has addressed your comment. Please see page 170 of the Amended Proxy Statement.

Further Penetrate Existing Legal Markets, page 166

27.          We note the disclosure that you believe without past constraints, as a result of being owned by PCCU, you will be able to increase your client’s onboarding capacity and capture meaningful stakes in all currently legal cannabis markets. Please revise your filing, where appropriate, to explain in further detail the past constraints you are no longer subject to in addition to the constraints, if any, as a result of PCCU’s continued ownership stake after the business combination.

Response: The Company has addressed your comment. Please see page 173 of the Amended Proxy Statement.

Lending, page 167

28.          We note your disclosure that, “[you] believe that our innate advantage is our materially lower cost of capital relative to our peers.” Please explain why you believe that you have a materially lower cost of capital relative to your lending peers.

May 27, 2022

Response: The Company has addressed your comment. Please see page 174 of the Amended Proxy Statement.

Conflicts of Interest, page 203

29.          We note your disclosure here and in your Q&A on page 23 of a variety of potential conflicts of interest that exist or may emerge between the sponsor and the company’s officers and directors on one side, and the company and its public shareholders on the other. Please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company has addressed your comment. Please see pages 24 and 212 of the Amended Proxy Statement.

*     *     *     *     *

Given the Company’s time constraints to complete of the Business Combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Proxy Statement. Please contact me with any questions or follow up requests. I can be reached at 305.373.9426 or nina.gordon@nelsonmullins.com. Thank you very much for your assistance.

Very truly yours,

Nina S. Gordon